02056096

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

PE
7/31/02

For the month of July 2002

Metal Storm Limited
(Translation of registrant's name into English)

Level 34 Central Plaza One
345 Queen Street
Brisbane, Queensland 4000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

By:

Name: Peter R Wetzig

Title: General Manager-Commercial and
and Company Secretary

Date: 7/30/02

High Pressure - What It Means

July 19, 2002

On 11 July 2002, Metal Storm Limited made a significant announcement regarding the firing of a stacked round, .50 caliber prototype military system, with chamber pressures exceeding 72,000 pounds per square inch (psi). (view announcement in .pdf 67kb) The purpose of this article is to provide readers a better understanding of what a high pressure firing means and where it has application in the military weapon inventory.

The significance of high pressure ballistics is best understood when related to the kinetic energy (KE), or power of a projectile. The elements that make up kinetic energy (KE) are the mass (M) of a projectile and its velocity (V) or speed. This is expressed in the equation KE = ½ M x V2. This means that to calculate kinetic energy (KE), half the mass or weight of a projectile is multiplied by the velocity squared.

There are a number of equations for measuring different types of energy, however in ballistics, kinetic energy (KE) is used to determine the energy of a projectile. For example, when the mass of a projectile is doubled then in simple terms the kinetic energy impact of that projectile is doubled. By comparison, when the velocity of a projectile is doubled then the resulting kinetic energy (KE) of the projectile is quadrupled.

The high pressure firing (exceeding 72,000 psi), outlined in the Metal Storm announcement, is at the high end of chamber pressures and therefore at the high end of the velocity spectrum. By comparison, a .50 caliber projectile is normally fired in the 50-55,000 psi pressure range, therefore the 72,000 psi firing provides more than a 40% increase in chamber pressure. Noting that an increase in velocity (V), resulting from higher chamber pressure, creates a proportional (V2) increase in kinetic energy (KE), the significance of the 72,000 psi firing becomes apparent.

The success of the stacked round .50 caliber firing opens opportunities for applying Metal Storm rapid fire technology into larger caliber, high pressure applications. For example, in close-in weapon systems (CIWS), a major commercial defense market, weapon systems are required which can defeat incoming missiles which may be aimed at allied ships. Calculations show that the application of Metal Storm rapid fire technology, firing high velocity rounds, can provide a significantly improved probability of successfully defeating a threat. When a Metal Storm rapid fire system is compared with a gatling gun, which is a primary gun system used for CIWS today, the Metal Storm system, in one configuration, could fire at a rate in excess of 25 times faster than a gatling gun. Metal Storm's calculations indicate that if the outcomes of the high pressure firing are further developed and applied to CIWS, the comparative improvements to defeating a threat from an adversary become immediately apparent.

High kinetic energy (KE) projectiles also have a number of other characteristics which can provide advantages in a range of circumstances. These can include a flatter trajectory, improved accuracy and a shorter time of flight, which means a quicker hit on target. When these characteristics are combined with Metals Storm's ability to rapid fire from multiple barrels and to create patterns of fire in the air, the advantages of a 'high pressure' capability in an application such as CIWS become more obvious. An additional key advantage of high velocity projectiles is the improved effects against hardened vehicles such as tanks and other armored vehicles.

For Metal Storm the 'high pressure' announcement means that Metal Storm technology now has application across the entire weapon pressure spectrum, which represents significant potential for enhancing military and commercial products for the company.

A.C.N. 064 270 006

METAL STORM LIMITED
ACN 064 270 006

Australian Stock Exchange
MST000074

Level 34, Central Plaza One, 345 Queen Street
Brisbane Qld 4000, Australia

GPO Box 1097, Brisbane Qld 4001, Australia

Telephone: 61 7 3221 9733
Facsimile: 61 7 3221 9788

FACSIMILE TRANSMISSION

TO:	**MANAGER – COMPANY ANNOUNCEMENTS**
	AUSTRALIAN STOCK EXCHANGE LIMITED
FAX:	**1300 300 021**
FROM:	**PETER WETZIG**
DATE:	**11TH JULY 2002**
SUBJECT:	**METAL STORM REFOCUSES HIGH PRESSURE DEVELOPMENT**

No. of Pages (including this one): **3**

Dear Sir/Madam,

Please find attached a press release of the company to be released today.

Yours sincerely,
METAL STORM LIMITED

P.R. WETZIG
General Manager – Commercial
and Company Secretary

Att.

Web Site: www.metalstorm.com
Email Address: ms@metalstorm.com

METAL STORM LIMITED

A.C.N. 064 270 006

Company Contact:
Peter Wetzig
Metal Storm Limited
TEL: 07 3221 9733
ms@metalstorm.com

Investor Contact:
Frank Sufferini
Orient Capital Pty Ltd
TEL: 02 9964 0200

Media Contact:
John Bayly
Bayly Willey Holt
TEL: 07 3368 2355

METAL STORM REFOCUS HIGH PRESSURE DEVELOPMENT SUCCESS

ARLINGTON, VA – July 11, 2002: Metal Storm Limited (ASX code: MST and NASDAQ Small Cap: MTSX), a pioneer of electronic ballistics technology, announced today that the Defence Science and Technology Organisation (DSTO) research efforts into the high pressure application of a development of its technology has resulted in the first successful firing of a stacked round 50 calibre prototype system, with chamber pressures exceeding 72,000 pounds per square inch (psi).

At Metal Storm's Annual General Meeting in April 2002, the company's President and Chief Executive Officer, Mike O'Dwyer, outlined two independent research efforts in the high technical risk area where internal breech pressures exceed 50,000 psi. In Australia, this had been conducted by DSTO, while the Defense Advanced Research Projects Agency (DARPA) advanced sniper rifle (ASR) project in the United States was led by Science Applications International Corporation (SAIC) with support from Metal Storm and two subcontractors.

After initial studies the DSTO high pressure effort showed promise and resulted in a successful test firing. The SAIC effort did not yield comparable results, and DARPA, Metal Storm and SAIC have mutually agreed not to proceed further with the program. SAIC and Metal Storm have a joint marketing agreement to further market and conduct technology development activities in a wide array of areas that utilise the Metal Storm technology. Metal Storm and DARPA are currently discussing with DSTO opportunities for further development in the area of high pressure ballistic technology R&D.

Mr Chuck Vehlow, Chief Corporate Officer, said from the Arlington, Virginia office of Metal Storm, "This progress highlights the excellent research and development outcomes which DSTO consistently produces. The significance of this achievement opens up opportunities for applying Metal Storm rapid fire technology to larger calibre high pressure applications and represents significant potential for enhancing military and commercial products. Metal Storm is progressing commercial opportunities with U.S., Australian and European-based defence organisations, including several prospective counter-terrorism applications and other new generation warfare systems. The company's generational change technology is well placed to meet the transformational focus being pursued in meeting future weapon inventories."

www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australian and the United States. Additionally, the company is well positioned to support the U.S. government's more urgent homeland defence needs. Recently, the U.S. Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company's business, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission, including the company's Form 20-F.

METAL STORM LIMITED
ACN 064 270 006

Level 34, Central Plaza One, 345 Queen Street
Brisbane Qld 4000, Australia

GPO Box 1097, Brisbane Qld 4001, Australia

Telephone: 61 7 3221 9733
Facsimile: 61 7 3221 9788

FACSIMILE TRANSMISSION

TO:	**MANAGER – COMPANY ANNOUNCEMENTS**
	AUSTRALIAN STOCK EXCHANGE LIMITED
FAX:	**1300 300 021**
FROM:	**PETER WETZIG**
DATE:	**3 JULY 2002**
SUBJECT:	**CORPORATIONS ACT FORM 604**
No. of Pages (including this one):	**3**

Dear Sir/Madam,

Please find attached a Corporations Form 604 served on the company in compliance with Section 671B, Corporations Act.

Yours sincerely,
METAL STORM LIMITED

General Manager – Commercial
and Company Secretary

Att.

Web Sites: www.metalstorm.com
Email Addresses: ms@metalstorm.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Metal Storm Limited

ACN/ARSN ACN 064 270 006

1. Details of substantial holder(1)

Name Charter Pacific Corporation Limited

ACN/ARSN (if applicable) ACN 003 344 287

There was a change in the interests of the substantial holder on 30/06/02

The previous notice was given to the company on 8/07/99

The previous notice was dated 8/07/99

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	119,000,000	119,000,000	114326181	114,326,181

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
30/6/02	Charter	disposal	$5,094,463	4673819	4,673,819
	Pacific Corp.				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Charter	Charter Pacific	Charter	shareholder	Ordinary	114,326,181
Pacific	Corp	Pacific		114326181	
Corp		Corp			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address

Signature

print name Kevin J. Dart capacity Director

sign here date 02/ 07 /02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

METAL STORM LIMITED
ACN 064 270 006

Australian Stock Exchange
MST000073

Level 34, Central Plaza One, 345 Queen Street
Brisbane Qld 4000, Australia

GPO Box 1097, Brisbane Qld 4001, Australia

Telephone: 61 7 3221 9733
Facsimile: 61 7 3221 9788

FACSIMILE TRANSMISSION

TO:	**MANAGER – COMPANY ANNOUNCEMENTS**
	AUSTRALIAN STOCK EXCHANGE LIMITED
FAX:	**1300 300 021**
FROM:	**PETER WETZIG**
DATE:	**2 JULY 2002**
SUBJECT:	**APPENDIX 3B**
No. of Pages (including this one):	**8**

Dear Sir/Madam,

Please find attached a Appendix 3B of the company.

Yours sincerely,
METAL STORM LIMITED

General Manager – Commercial
and Company Secretary

Att.

Web Sites: www.metalstorm.com
Email Addresses: ms@metalstorm.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

Metal Storm Limited

ABN

99 064 270 006

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	50,000 options to acquire 50,000 fully paid ordinary shares exercisable at A$1.162 per share on or before 24 June 2005.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the terms of a consultancy agreement.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 June 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	423,903,558	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,095,000	Options to acquire ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Will participate in all dividends declared after options are exercise.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

+ See chapter 19 for defined terms.

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 2 July 2002
(~~Director/~~Company secretary)

Print name: Peter Ronald Wetzig

== == == == ==

+ See chapter 19 for defined terms.

Stre
Aust

Level 34, Central Plaza One, 345 Queen
Brisbane Qld 4000, Australia
GPO Box 1097, Brisbane Qld 4001,

Telephone: 61 7 3221 9733
Facsimile: 61 7 3221 9788

Australian Stock Exchange
MST000072

METAL STORM LIMITED
ACN 064 270 008

FACSIMILE TRANSMISSION

TO:	**MANAGER – COMPANY ANNOUNCEMENTS**
	AUSTRALIAN STOCK EXCHANGE LIMITED
FAX:	**1300 300 021**
FROM:	**PETER WETZIG**
DATE:	**1 July 2002**
SUBJECT:	**APPENDIX 3Y**
No. of Pages (including this one):	**3**

Dear Sir/Madam,

Please find attached an Appendix 3Y, Change of Director's Interest Notice in compliance with Listing Rule 3.19A2.

Yours sincerely,
METAL STORM LIMITED

P.R. WETZIG
General Manager – Commercial and
Company Secretary

Att.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Metal Storm Limited**
ABN	**099 064 270 006**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin John Dart
Date of last notice	19 April 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct/Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director – Charter Pacific Corporation Limited – 28.11% holding
Date of change	30 June 2002
No. of securities held prior to change	***Held:*** Kevin John Dart as Trustee for the Dart Family Superannuation Fund – 200,000 ordinary shares ***Relevant Interest Only:*** Charter Pacific Corporation Limited (director) – 119,909,531 ordinary shares
Class	Ordinary share
Number acquired	N.A.
Number disposed	***Relevant Interest Only:*** Charter Pacific Corporation Limited (director) – 4,673,819 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,094,462.71 ($1.09 per share)

+ See chapter 19 for defined terms.

No. of securities held after change	***Held:*** Kevin John Dart as Trustee for the Dart Family Superannuation Fund – 200,000 ordinary shares ***Relevant Interest Only:*** Charter Pacific Corporation Limited (director) – 114,326,181 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

MST company announcements

METAL STORM LIMITED

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Doc. date	Price sens.	Headline	#pgs.	PDF	Edited text
11/07/2002	!	Refocuses High Pressure Development Success	3	PDF	Text
03/07/2002		Change in substantial holding from CHF	3	PDF	Text
02/07/2002		Appendix 3B - Consultancy agreement	8	PDF	Text
02/07/2002		Form 20F US SEC annual filing	96	PDF	Text
01/07/2002		Change of Director's Interest Notice	3	PDF	Text
18/06/2002		Initial Director's Interest Notice	3	PDF	Text
14/06/2002		Standard & Poor's Announce July Quarterly Review Changes	5	PDF	Text
06/06/2002		Appointment of Director	3	PDF	Text